NEWS RELEASE

February 22, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

CABALLO BLANCO PROJECT UPDATE

Almaden Minerals Ltd. (AMM: TSX; AAU: NYSE Alternext) (“Almaden”) is pleased to announce that it has agreed to terms with NGEx Resources Inc. (“NGEx” ; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. (“Goldgroup”) with respect to its Caballo Blanco gold-copper project in Veracruz State, Mexico. Recently NGEx and Goldgroup announced that they had concluded an arrangement whereby Goldgroup could acquire NGEx’s not yet exercised right to acquire a 70% interest in the Caballo Blanco project from Almaden. Almaden has now agreed to this arrangement but under the condition that a portion of the Caballo Blanco project be separated from that agreement to form the now named “Porvenir Project”, to be owned 60% by Almaden and 40% by Goldgroup. This arrangement is subject to Goldgroup earning its 70% interest in the Caballo Blanco property; should Goldgroup fail to do so Goldgroup interest in the Porvenir project will be reduced to 20%. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroups portion of both the Porvenir and Caballo Blanco projects. Both Almaden and Goldgroup will hold a working interest in the Porvenir Project and Almaden will be the operator of exploration programs.

J.D. Poliquin, chairman of Almaden stated, “We are pleased to have arrived at this agreement with Goldgroup and NGEx. Goldgroup has exciting exploration plans for the Caballo Blanco project and we look forward to aggressively exploring the new El Porvenir project with Goldgroup. Both properties hold world-class potential for the development of both gold and copper resources in an area with outstanding infrastructure.”

Goldgroup will hold the right to acquire a 70% interest in the portion of the Caballo Blanco property outside that of which comprises the Porvenir project. Goldgroup, a privately held British Columbia company, has recently announced its intention to combine with publicly listed Sierra Minerals Inc. (TSX:SIM; “Sierra”), its intention to raise $30 Million and a new 43-101 resource for the Cerro La Paila zone of the Caballo Blanco property including 167,987 Indicated ounces of gold and 517,000 Inferred ounces of gold (see Sierra news release of January 29, 2010 and resource table below). Goldgroup also announced its exploration and development plans for the Caballo Blanco property which include “expanding and upgrading the resource” and advancing the project “…towards a future annual production target of 100,000 ounces of gold…” (see Sierra news release of January 29, 2010). Almaden’s agreement with Goldgroup (formerly with NGEx) allows for Goldgroup to earn a 70% interest in the Caballo Blanco property by spending US$12,000,000 (not yet completed). Goldgroup will remain responsible for all costs until a bankable feasibility study is presented to Almaden. Almaden shall be entitled to participate in any production financing arranged by Goldgroup on the same terms arranged by Goldgroup.

Goldgroup Resource for Cerro La Paila, Caballo Blanco

The 5,682 hectare Porvenir Project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers. Drilling by Almaden and NGEx along this strike length has returned significant copper and gold values including those in the table below. The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks. Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at Porvenir is not deeply eroded and great potential exists at depth. More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile including the following deposits:

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Cerro Casale Gold-Copper Deposit, 21.2 million ounces of gold at a grade of 0.61 grams per tonne (“g/t”) and 5,308 million pounds of copper grading 0.22% (Kinross NI 43-101 Report, December 31st 2008).

•

Refugio Gold Mine, 5.4 million ounces of gold at a grade of 0.76 g/t (Kinross NI 43-101 Report, December 31st 2006).

•

Volcan Deposit, Measured and Indicated resources of 6.6 million ounces gold at a grade of 0.85 g/t and a further 3.3 million ounces of gold at 0.9g/t (Andina 43-101 Report, July 2008).

•

Caspiche Deposit, Inferred resource of 19.6 million ounces at a grade of 0.55 g/t gold and 0.22% copper (Exeter Resources 43-101 Report, September, 2009).

Almaden and Goldgroup plan to commence an exploration program on the El Porvenir project immediately which will include further geophysics and a CSAMT-IP geophysical survey of the property which it is hoped will identify where to focus future deeper drilling on the property. Many of the past drillholes on the Porvenir property are shallow and end in copper-gold mineralization.  Because of this and the nature of porphyry copper gold deposits, true widths have not been calculated.

 Table of Past Drill Results from the El Porvenir Project, Mexico

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. This sampling also included a quality control program which including the insertion of field duplicates, certified standards and blanks into the sample stream. Gold equivalent values were calculated using a copper conversion price of US$2.00 per pound and a gold price of US$800 per ounce (assuming 100% recovery). The Goldgroup resource for Cerro La Paila was prepared as part of a NI 43-101-compliant Technical Report dated December 15, 2009 by Jim F. Cuttle, B.Sc. P.Geo. and Gary Giroux. M.ASc., P.Eng. of Giroux Consultants Ltd., both of whom are independent Qualified Persons under NI 43-101 (see Sierra news release of January 29, 2010).

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.